SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ORAMED PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	13G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons David M. Slager
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,316,323
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,316,323
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,323
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68403P203	13G/A	Page 3 of 8 Pages

1.	Names of Reporting Persons Regals Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,316,323
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,316,323
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,323
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68403P203	13G/A	Page 4 of 8 Pages

1.	Names of Reporting Persons Regals Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,316,323
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,316,323
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,316,323
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68403P203	13G/A	Page 5 of 8 Pages

This Schedule 13G (this “Schedule”) is being filed on behalf of David M. Slager, a citizen of The Netherlands (“Slager”), Regals Capital Management LP, a Delaware limited partnership (“Regals Management”), and Regals Fund LP, a Delaware limited partnership (“Regals Fund”, and together with Slager and Regals Management, the “Reporting Persons”) with respect to the common stock, par value $0.012 per share (the “Common Stock”), of Oramed Pharmaceuticals Inc. (the “Issuer”). The Reporting Persons previously filed a Schedule 13G on April 13, 2012 with respect to their ownership of Common Stock, which was amended on September 6, 2012, February 12, 2013, February 6, 2014, February 13, 2015 and February 16, 2016. The Reporting Persons also previously filed a Schedule 13D on February 14, 2017 with respect to their ownership of Common Stock, which was amended on July 20, 2018. The Reporting Persons are now filing this Schedule 13G because of a change in investment intent to passive investment intent.

Item 1(a).	Name of Issuer

Oramed Pharmaceuticals Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1185 Avenue of the Americas, Suite 228, New York, NY 10036.

Item 2(a).	Name of Person Filing

This Schedule is filed on behalf of each of the following Reporting Persons:

(1) David M. Slager

(2) Regals Capital Management LP

(3) Regals Fund LP

Item 2(b).	Address of Principal Business Offices or, if None, Residence

The address of each Reporting Person is:

c/o Regals Capital Management LP
152 West 57th Street, 9th Floor
New York, NY 10019

Item 2(c).	Citizenship

Slager is a citizen of The Netherlands.

Each of Regals Management and Regals Fund is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Common Stock.

Item 2(e).	CUSIP Number

68403P203

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable

CUSIP No. 68403P203	13G/A	Page 6 of 8 Pages

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership

(a) Amount beneficially owned:

Each Reporting Person may be deemed to beneficially own 1,316,323 shares of Common Stock of the Issuer. Regals Management is the investment manager of Regals Fund, the owner of record of the Common Stock reported in this Schedule. Slager is the managing member of the general partner of Regals Management. All investment decisions are made by Slager, and thus the power to vote or direct the votes of these shares of Common Stock, as well as the power to dispose or direct the disposition of such shares of common stock is held by Slager through Regals Management.

(b) Percent of class:

Each Reporting Person may be deemed to beneficially own 7.4% of the outstanding shares of Common Stock of the Issuer based upon 17,788,176 shares of Common Stock issued and outstanding as of January 22, 2020, as reported in Issuer’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on January 31, 2020.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Slager:	0
Regals Management:	0
Regals Fund:	0

CUSIP No. 68403P203	13G/A	Page 7 of 8 Pages

(ii) Shared power to vote or to direct the vote:

Slager:	1,316,323
Regals Management:	1,316,323
Regals Fund:	1,316,323

(iii) Sole power to dispose or to direct the disposition of:

Slager:	0
Regals Management:	0
Regals Fund:	0

(iv) Shared power to dispose or to direct the disposition of:

Slager:	1,316,323
Regals Management:	1,316,323
Regals Fund:	1,316,323

Reference is made to Item 4(a) above as to the Issuer’s Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020	/s/ David M. Slager
David M. Slager

Dated: February 10, 2020	Regals Capital Management LP
By: Regals Capital Holdings LLC, its general partner

/s/ David M. Slager
	Name:	David M. Slager
	Title:	Managing Member

Dated: February 10, 2020	Regals Fund LP
By: Regals Fund GP LLC, its general partner

/s/ David M. Slager
	Name:	David M. Slager
	Title:	Managing Member

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description

99.1	Agreement of Joint Filing. (Filed herewith)